New MRI liver contrast agent Primovist(TM) approved in Sweden

Berlin, April 5 2004 - Schering AG Group, Germany (FSE: SCH, NYSE: SHR) announced today that the Swedish health authority MPA has granted marketing approval for its innovative liver imaging product Primovist(TM) (gadoxetic acid disodium). Primovist(TM) is designed for the detection and characterization of liver lesions by magnetic resonance imaging (MRI) including liver tumors, metastases as well as other malignant and benign lesions. Based on the Swedish registration Schering will start a mutual recognition procedure for the European Union with Sweden acting as reference member state. EU registration is expected in most countries within 2004.

"Primovist(TM) is a new gadolinium based contrast medium that offers the possibility to simultaneously detect, locate and distinguish various types of liver lesions, thus providing a powerful tool for radiologists that increases the diagnostic confidence", said Michael Rook, Head of Diagnostics & Radioparmaceuticals at Schering AG. "Furthermore, an examination with Primovist(TM) - requiring only one single contrast media injection - improves patient convenience and may have a positive impact on healthcare costs. By adding Primovist(TM) to our imaging portfolio, Schering further strengthens its position as true innovator and as the world's leading company in the field of MRI contrast media."

The clinical development of Primovist(TM) has taken place globally and has proven distinct diagnostic efficacy and an excellent safety profile. Submission for approval in Japan and other Asian countries, where liver examinations are particularly frequent, is planned within this year.


Additional information

Primovist(TM) is chemically related to Schering's Magnevist(R) (Gd-DTPA) which has been the world's leading MRI contrast agent for more than 15 years. Like Magnevist(R) it brightens the signal of T1-weighted MR images. Owing to its structural properties, Primovist(TM) is specifically taken up by liver cells (hepatocytes), thus enhancing healthy liver tissue (parenchymal enhancement). Lesions with no or minimal hepatocyte function (cysts, metastases, the majority of hepatocellular carcinomas) will remain unenhanced and will therefore be more readily detected and localized. Primovist(TM) furthermore provides useful diagnostic information at the time immediately after contrast administration (dynamic imaging) and thus also supports lesion characterization (i.e. distinction of different types of liver lesions).

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts:
Business: Dr Friedrich von Heyl, T: +49-30-468 152 96;
friedrich.vonheyl@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de
Pharma: Dr Claudia Schmitt, T: +49-30-468 158 05, claudia.schmitt@schering.de

Your contacts in the US:
Media Relations: Kimberley Jordan, T:+1-973-487 2592, kimberley_jordan@berlex.com
Investor Relations: Joanne Marion, T: +1-973-487 2164, joanne_marion@berlex.com



Find additional information at: www.schering.de/eng